CONTACTUAL, INC. AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2010 and 2009
With
Independent Auditor's Report

Table of Contents



Rowbotham
& COMPANY LLP
ACCOUNTANTS & CONSULTANTS
SAN FRANCISCO SANTA CLARA



INDEPENDENT MEMBER OF
POLARIS™
INTERNATIONAL

Independent Auditor's Report

To the Board of Directors and Stockholders of
Contactual, Inc. and Subsidiary

We have audited the accompanying consolidated balance sheets of Contactual, Inc. and Subsidiary (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Contactual, Inc. and Subsidiary as of December 31, 2010 and 2009, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The supplemental information on the accompanying Schedule I - Operating Expenses is presented for purposes of additional analysis and is not a required part of the consolidated financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements. The information has been subjected to the auditing procedures applied in the audits of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the consolidated financial statements as a whole.

Rowbotham & Company LLP

San Francisco, California
August 16, 2011

101 SECOND STREET, SUITE 1200, SAN FRANCISCO, CA 94105   TEL. (415) 433 - 1177   FAX (415) 433 - 1653
5201 GREAT AMERICA PKWY, SUITE 320, SANTA CLARA, CA 95054   TEL. (408) 850 - 7295   FAX (415) 433 - 1653
WEBSITE: WWW.ROWBOTHAM.COM   E-MAIL - CONSULTING@ROWBOTHAM.COM
Member of the AICPA and PCAOB

CONTACTUAL, INC. AND SUBSIDIARY

Consolidated Balance Sheets
As of December 31, 2010 and 2009

	2010	2009
Assets		
Current assets:		
Cash and cash equivalents	$ 1,025,699	$ 421,030
Restricted cash	43,000	43,000
Accounts receivable, less allowance for doubtful accounts of $11,000 and $10,000 as of December 31, 2010 and December 31, 2009	735,903	361,408
Prepaid expenses	100,672	109,150
Total current assets	1,905,274	934,588
Property and equipment, net	445,068	478,534
Other assets	195,056	50,495
Patents, net	60,072	63,457
Goodwill	173,903	173,903
Total assets	$ 2,779,373	$ 1,700,977
Liabilities and Stockholders' Equity (Deficit)		
Current liabilities:		
Accounts payable	$ 312,790	$ 305,362
Accrued expenses	357,999	188,214
Accrued vacation	245,527	155,179
Deferred revenue	884,968	864,933
Current portion capital lease obligations	155,238	171,370
Total current liabilities	1,956,522	1,685,058
Capital lease obligations, less current portion	170,588	81,568
Commitments and contingencies	---	---
Stockholders' equity (deficit):		
Series A Preferred Stock, $0.0001 par value; 31,000,000 shares authorized; 29,747,864 shares issued and outstanding at December 31, 2010 and 2009 (liquidation preference: $9,221,838 at December 31, 2010)	2,975	2,975
Series A-1 Preferred Stock, $0.0001 par value; 19,196,753 shares authorized; 15,685,684 and 10,589,318 shares issued and outstanding at December 31, 2010 and 2009 (liquidation preference: $5,835,074 at December 31, 2010)	1,568	1,059
Common Stock, $0.0001 par value; 99,320,408 shares authorized; 18,734,567 and 18,726,651 shares issued and outstanding at December 31, 2010 and 2009	2,029	2,028
Additional paid-in capital	12,410,971	10,483,601
Accumulated deficit	(11,765,280)	(10,555,312)
Total stockholders' equity (deficit)	652,263	(65,649)
Total liabilities and stockholders' equity (deficit)	$ 2,779,373	$ 1,700,977

The accompanying notes are an integral part of these consolidated financial statements.

2

Consolidated Statements of Operations
For the Years Ended December 31, 2010 and 2009

	2010	2009
Revenue	$ 8,260,413	$7,225,703
Cost of revenue	2,244,702	2,194,966
Gross profit	6,015,711	5,030,737
Operating expenses	7,208,719	5,318,729
Loss from operations	(1,193,008)	(287,992)
Other income (expense):		
Interest income	135	141
Other income	22,636	25,529
Other expense	(6,472)	(66,531)
Interest expense	(29,387)	(34,870)
Loss on disposal of property and equipment	(3,872)	---
Total other income (expense)	(16,960)	(75,731)
Loss before income tax expense	(1,209,968)	(363,723)
Income tax expense	---	---
Net loss	$(1,209,968)	$ (363,723)

The accompanying notes are an integral part of these consolidated financial statements.

CONTACTUAL, INC. AND SUBSIDIARY

Consolidated Statements of Stockholders' Equity (Deficit)
For the Years Ended December 31, 2010 and 2009

| | Series A Preferred Stock | | Series A-1 Preferred Stock | | Common Stock | | Additional Paid-in | Accumulated | |
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balances as of January 1, 2009	29,747,864	$2,975	10,589,318	$1,059	17,871,651	$1,942	$10,420,667	$(10,191,589)	$ 235,054
Exercise of options	---	---	---	---	855,000	86	45,865	---	45,951
Stock-based compensation	---	---	---	---	---	---	17,069	---	17,069
Net loss	---	---	---	---	---	---	---	(363,723)	(363,723)
Balances as of December 31, 2009	29,747,864	2,975	10,589,318	1,059	18,726,651	2,028	10,483,601	(10,555,312)	(65,649)
Exercise of options	---	---	---	---	7,916	1	632	---	633
Issuance of series A-1 Preferred Stock and warrants for cash, net of offering costs of $24,448	---	---	5,096,366	509	---	---	1,870,891	---	1,871,400
Stock-based compensation	---	---	---	---	---	---	55,847	---	55,847
Net loss	---	---	---	---	---	---	---	(1,209,968)	(1,209,968)
Balances as of December 31, 2010	29,747,864	$2,975	15,685,684	$1,568	18,734,567	$2,029	$12,410,971	$(11,765,280)	$ 652,263

The accompanying notes are an integral part of these consolidated financial statements.

4

CONTACTUAL, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows
For the Years Ended December 31, 2010 and 2009

	2010	2009
Cash flows from operating activities:		
Net loss	$(1,209,968)	$(363,723)
Reconciliation of net loss to net cash used in operating activities:		
Provision for bad debts	1,000	9,676
Depreciation and amortization	401,596	465,471
Loss on disposal of property and equipment	3,872	41,570
Stock-based compensation	55,847	17,069
Changes in operating assets and liabilities:		
Accounts receivable	(375,495)	2,290
Prepaid expenses	8,478	21,362
Other assets	(144,561)	6,747
Accounts payable	7,428	(149,731)
Accrued expenses	169,785	(49,189)
Accrued vacation	90,348	57,822
Deferred revenue	20,035	(121,217)
Net cash used in operating activities	(971,635)	(61,853)
Cash flows from investing activities:		
Purchase of property and equipment	(75,763)	(30,661)
Proceeds from sale of property and equipment	4,473	---
Net cash used in investing activities	(71,290)	(30,661)
Cash flows from financing activities:		
Principal payments on capital leases	(224,439)	(234,783)
Proceeds from issuance of Series A-1 preferred stock, net of offering costs of $24,448	1,871,400	---
Proceeds from exercise of stock options	633	45,951
Net cash provided by (used in) financing activities	1,647,594	(188,832)
Net increase (decrease) in cash and cash equivalents	604,669	(281,346)
Cash and cash equivalents at beginning of the year	421,030	702,376
Cash and cash equivalents at the end of the year	$ 1,025,699	$ 421,030

The accompanying notes are an integral part of these consolidated financial statements.

CONTACTUAL, INC. AND SUBSIDIARY

Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2010 and 2009

1. **The Company**

   Nature of Business - WhitePJ, Inc. was incorporated as a Delaware corporation in January 2000. WhitePJ, Inc. was formed to design, develop, and market customer contact center solutions. WhitePJ, Inc. changed its name to Contactual, Inc. in January 2005. Since its inception, Contactual, Inc. has devoted its efforts to business planning, research and development, recruiting management and technical staff, acquiring operating assets, and raising capital since 2002, and is in the business of being an Application Service Provider and licenses its software to Original Equipment Manufactures.

   In March 2008, Contactual, Inc. formed a wholly-owned subsidiary, Contactual Europe Limited, in England to provide service and support for its European based customers.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation - The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

   Principles of Consolidation - The consolidated financial statements include the financial statements of Contactual, Inc. and Contactual Europe Limited (the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

   Use of Estimates - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the consolidated financial statements. Actual results could differ from those estimates.

   Foreign Currency - Assets and liabilities that are recorded in foreign currencies are translated at the exchange rate on the balance sheet date. Revenue and expense that are recorded in foreign currencies are translated at the average rates of exchange prevailing during the year. Translation adjustments resulting from this process are charged or credited to other comprehensive income (loss).

   Risks and Uncertainties - The Company is subjected to all of the risks inherent in businesses operating in the software and distributed networking industry. These risks include, but are not limited to, a limited operating history, limited management resources, dependence on the development of marketable software and services and the changing nature of the networking infrastructure industry. Failure by the Company to anticipate or to respond adequately to technological developments in its industry, changes in customer or supplier requirements or changes in regulatory or industry standards, or any significant delays in the development or introduction of products and services, could have a materially adverse effect on the Company's business and operational results.

Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2010 and 2009

Recent Accounting Pronouncement - In June 2009, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles" ("SFAS 168", codified as "ASC 105"). SFAS 168 establishes the FASB Accounting Standards Codification ("ASC" or the "Codification") as the single source of authoritative nongovernmental U.S. GAAP. The Codification is effective for interim and annual periods ending after September 15, 2009. The adoption of SFAS 168 did not have a material effect on the Company's financial condition.

The Merger Agreement - In March 2003, WhitePJ, Inc., Truemetrics LLC (the "Parent"), and Truemetrics Acquisition Corporation, a wholly-owned subsidiary of the Parent (the "Merger Sub"), entered into an Agreement and Plan of Reorganization (the "Merger Agreement"). The Merger Agreement provided that, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub merged with and into WhitePJ, Inc., with WhitePJ, Inc. continuing as the surviving corporation and a wholly-owned subsidiary of the Parent (the "Merger"). The purchase consideration consisted of $100,000 in cash and $87,408 in the assumption of liabilities. Assets acquired and liabilities assumed were valued at their estimated fair value and the date of the Merger as determined by management. The excess of purchase price consideration over the estimated fair value of the net assets acquired, totaling $173,902, has been recorded as goodwill.

Cash and Cash Equivalent - The Company considers all highly liquid investments with an original or remaining maturity of three months or less at the date of purchase to be cash equivalent. Cash equivalents consist primarily of certificates of deposits and money market funds.

Restricted Cash - The Company is currently required to maintain a minimum of $43,000 of deposits at its existing bank. This amount is currently being held in certificates of deposits within the bank that mature every 30 days. These certificates of deposit serve as general collateral to the bank.

Concentrations - Financial instruments that potentially subject the Company to significant concentrations of credit risk consist of cash and cash equivalent and accounts receivable.

The Company maintains its cash and cash equivalents in financial institutions which are insured by the Federal Deposit Insurance Corporation (the "FDIC") up to $250,000. At times, cash and cash equivalents may be in excess of the FDIC insured limit.

Accounts receivable are stated at face value, net of the allowance for bad debts. Generally, the Company does not require collateral or other security to support customer receivable.

The Company has two customers that comprise approximately 28% and 10% of its accounts receivable balance at December 31, 2010.

The Company has one customer that comprises approximately 10% of its revenue for the year ended December 31, 2010.

Allowance for Bad Debt - The allowance for bad debt is based on the Company's assessment of the collectability of customer accounts. The Company regularly reviews the allowance by considering factors such as historical experience, credit quality, the age of the accounts receivable balances, and current economic conditions that may affect a customer's ability to pay. The Company recorded an allowance for bad debt of $11,000 and $10,000 at December 31, 2010 and 2009.

Fair Value - The Company has adopted the provisions of SFAS No. 157, as amended by FSP FAS 157-1 and FSP FAS 157-2 ("SFAS No. 157", codified as "ASC 820").

Fair Value Hierarchy - ASC 820 specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs) or reflect the Partnership's own assumptions of market participant valuation (unobservable inputs). In accordance with ASC 820, these two types of inputs have created the following fair value hierarchy:

Level 1 - Quoted prices in active markets that are unadjusted and accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices for identical assets and liabilities in markets that are not active, quoted prices for similar assets and liabilities in active markets or financial instruments for which significant inputs are observable, either directly or indirectly;

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

ASC 820 requires the use of observable market data if such data is available without undue cost and effort.

Measurement of Fair Value - The Company measures fair value as an exit price using the procedures described below for all assets and liabilities measured at fair value. When available, the Company uses unadjusted quoted market prices to measure fair value and classifies such items within Level 1. If quoted market prices are not available, fair value is based upon internally developed models that use, where possible, current market-based or independently-sourced market parameters such as interest rates and currency rates. Items valued using internally generated models are classified according to the lowest level input or value driver that is significant to the valuation. Thus, an item may be classified in Level 3 even though there may be inputs that are readily observable. If quoted market prices are not available, the valuation model used generally depends on the specific asset or liability being valued. Credit risk adjustments are applied to reflect the Company's own credit risk when valuing all liabilities measured at fair value. The methodology is consistent with that applied in developing counterparty credit risk adjustments, but incorporates the Company's own credit risk as observed in the credit default swap market.

The following table presents the Company's assets and liabilities that are measured at fair value on a recurring basis at December 31, 2010:

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$1,025,699	$---	$---	$1,025,699
Restricted Cash	$ 43,000	$---	$---	$ 43,000

The following table presents the Company's assets and liabilities that are measured at fair value on a recurring basis at December 31, 2009:

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$421,030	$---	$---	$421,030
Restricted Cash	$ 43,000	$---	$---	$ 43,000

Property and Equipment - Property and equipment acquired through the Merger is stated at estimated fair values as determined by management at the date of the Merger. Property and equipment purchased after the Merger is stated at cost. Property and equipment acquired through lease agreements that are required to be capitalized are recorded at their fair market value as of the date of the lease inception. The assets are depreciated over the shorter of their estimated useful lives or lease term using the straight-line method. The estimated useful lives for computer hardware, software, and marketing equipment acquired through the Merger are 1 to 2 years. The estimated useful lives for hardware, software, marketing equipment, and furniture acquired after the Merger are 3 years. The estimated useful lives for leasehold improvements acquired after the Merger is 5 years.

Costs of maintenance and repairs that do not improve or extend the lives of the respective assets are expensed as incurred. Renewals and improvements of a major nature are capitalized. At the time of retirement or sale, the cost and related accumulated depreciation are removed from the balance sheet and the resulting gain or loss is reflected in statement of operations.

Impairment of Long-Lived Assets - The Company continually evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of long-lived assets may warrant revision or that the remaining balance of long-lived assets may not be recoverable. When factors indicate that long-lived assets should be evaluated for possible impairment, the Company uses an estimate of the related undiscounted future cash flows over the remaining life of the long-lived assets in measuring whether they are recoverable. If the estimated undiscounted future cash flows do not exceed the carrying value of the asset, a loss is recorded as the excess of the assets carrying value over its fair value. For the years ended December 31, 2010 and 2009, the Company did not record any such impairment charges.

Capital Leases - Certain long-term lease transactions relating to the financing of equipment are accounted for as capital leases. Capital leases reflect the present value of future rental payments, discounted at the interest rate implicit in the lease. A corresponding amount is capitalized and amortized over the assets estimated economic lives on a straight-line basis. The amortization is included in the statement of operations.

Revenue Recognition - Revenue consists of on demand hosting services, training programs, and consulting services. The Company evaluates revenue recognition for these transactions using the following basic criteria:

Evidence of an arrangement - The Company requires evidence of an agreement with the customer reflecting the terms and conditions to deliver services.

Delivery - For services, delivery is considered to occur when the contracted services are performed.

Fixed or determinable fee - The Company considers a fee to be fixed or determinable if the fee is not subject to refund or adjustment. If a portion of the fee is not fixed or determinable, the Company recognizes that amount of revenue when the amount becomes fixed or determinable.

Collection is deemed probable - Collection is deemed probable if the Company expects the customer to be able to pay amounts under the arrangement as those amounts become due. If the Company determines that collection is not probable, revenue is recognized when collection becomes probable, generally upon cash collection.

Multi-media support revenue is deferred and recognized monthly over the contract term. Deferred revenue is recorded for amounts billed and not yet earned. Consulting and training billings are recognized as those services are performed.

Expense Recognition - Expenses are charged to expense as incurred.

Advertising and Marketing - The Company expenses advertising and marketing costs as incurred. Advertising and marketing costs were $596,840 and $645,041 for the years ended December 31, 2010 and 2009.

Income Taxes - Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for loss carry-forwards and other deferred tax assets where it is more likely than not that such loss carry-forwards and deferred tax assets will not be realized.

The Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48") on January 1, 2009, codified as "ASC 740". The adoption of ASC 740 had no effect on the consolidated financial statements of the Company. ASC contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Company classifies the liability for unrecognized tax benefits as current to the extent that the Company anticipates payment (or receipt) of cash within one year. Interest and penalties related to uncertain tax positions are recognized in the provision for income taxes.

Stock-Based Compensation - The Company measures the fair value of all stock-based awards to employees, including stock options, on the grant date and records the fair value of these awards, net of estimated forfeitures, to compensation expense over the service period. The fair value of awards to consultants is measured on the dates on which performance of services is completed, with interim valuations recorded at balance sheet dates while performance is in progress. The fair value of options is estimated using the Black-Scholes valuation model.

The fair value of each option granted has been established on the date of the grant using the Black-Scholes valuation model with the following assumptions during the years ended December 31, 2010 and 2009:

	2010	**2009**
Risk-free interest rate	1.3% - 1.9%	2.5% - 3.3%
Expected term	4.40 Years	4.41 Years
Expected volatility	55%-56%	58%-71%
Dividend yields	0%	0%

Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2010 and 2009

Risk-free interest rate - This is the U.S. treasury rate on the day of the grant having a term approximating the expected life of the option. An increase in the risk-free interest rate will increase the fair value and the related compensation expense.

Expected term - This is the period of time over which the award is expected to remain outstanding and is based on management's estimate, taking into consideration vesting term, contractual term, and historical lives. An increase in the expected life will increase the fair value and the related compensation expense.

Expected volatility - This is a measure of the amount by which the stock price has fluctuated or is expected to fluctuate. Since the Company's stock is not publicly traded, the Company uses a weighted-average of the historic volatility of five comparable companies over the retrospective period corresponding to the expected life of the Company's own options on the grant date. An increase in the expected volatility will increase the fair value and the related compensation expense.

Dividend yields - The Company has not made any dividend payments nor does it have plans to pay dividends in the foreseeable future. An increase in the dividend yield will decrease the fair value and the related compensation expense.

Forfeitures - The Company considers the potential for voluntary and involuntary terminations. An increase in the forfeiture rate will decrease the related compensation expense.

Included in cost and expenses is $55,847 and $17,069 of stock-based compensation for the years ended December 31, 2010 and 2009.

Comprehensive Loss - The Company has no components of comprehensive income (loss) other than its net loss and, accordingly, comprehensive loss is the same as the net loss for all periods presented.

3. **Property and Equipment, net**

Property and equipment, net consists of the following at December 31, 2010 and 2009:

	2010	2009
Hardware	$ 1,480,612	$ 1,502,443
Software	776,638	662,468
Telephone equipment	1,147	1,147
Furniture and fixtures	1,445	20,517
Marketing equipment	---	30,345
Leasehold improvements	---	40,111
Hardware held under capital lease obligations	846,356	672,051
Software held under capital lease obligations	105,000	---
Total property and equipment	3,211,198	2,929,082
Less: accumulated depreciation and amortization	(2,092,135)	(1,835,819)
Less: accumulated amortization on hardware held under capital lease obligations	(653,578)	(614,729)
Less: accumulated amortization on software held under capital lease obligations	(20,417)	---
Property and equipment, net	$ 445,068	$ 478,534

Depreciation and amortization expense totaled $398,211 and $462,087 for the years ended December 31, 2010 and 2009.

4. **Patents, net**

Patents, net consists of the following at December 31, 2010 and 2009:

	2010	2009
Patents	$67,687	$67,687
Less: accumulated amortization	(7,615)	(4,230)
Patents, net	$60,072	$63,457

Amortization expense totaled $3,385 and $3,384 for the years ended December 31, 2010 and 2009.

5.   Stockholders' Equity

Preferred Stock - In February 2010, the Company amended the Company's Certificate of Incorporation and increased the authorized shares of common stock to 99,320,408 and the authorized shares of preferred stock to 53,720,408. 31,000,000 shares have been designated Series A, 19,196,753 shares have been designated Series A-1, and the remaining 3,523,655 shares are undesignated and subject to issuance in such series and with such rights, restrictions, privileges, and preferences as the Board of Directors of the Company shall designate.

Significant terms of the Series A and Series A-1 preferred stock are as follows:

Liquidation - In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or not, the holders of Series A and Series A-1 preferred stock shall be entitled to receive, in preference to amounts paid to holders of common stock, an amount per share equal to $0.31 and $0.372, respectively, plus declared but unpaid dividends, if any. If the assets or funds to be distributed among the holders of Series A and Series A-1 preferred stock are not sufficient to make this payment, then the entire amount of the assets and funds will be distributed pro rata among the holders of the Series A and Series A-1 preferred stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

Once all amounts as set forth above have been paid to the holders of Series A and Series A-1 preferred stock, if assets or funds remain in the Company, the remaining assets and funds shall be distributed ratably among the holders of Series A preferred stock, Series A-1 preferred stock, and common stock until the holders of Series A and Series A-1 preferred stock have each received an additional amount equal to two times the full Series A preferred stock preference amount.

Once all amounts as set forth above have been paid to the Company's stockholders, the holders of Series A and Series A-1 preferred stock shall not receive any remaining proceeds of the assets of the Company, if any, and the holders of the common stock alone shall share in all such remaining proceeds.

Dividends - When, as, and if declared, the holders of the Series A and Series A-1 preferred stock shall be entitled to receive dividends in cash, out of any assets legally available thereof, prior and in preference to any declaration or payment of any dividend on the common stock, at a rate of $0.0248 per share per annum on each outstanding share of Series A preferred stock and $0.02976 per share per annum on each outstanding share of Series A-1 preferred stock. Such dividends shall not be cumulative. Declared but unpaid dividends with respect to a share of Series A and Series A-1 preferred stock shall, upon conversion of such share into common stock, be paid to the extent assets are legally available therefore either in cash or in common stock, valued at the fair market value on the date of payment as determined by the Board of Directors of the Company.

No dividends shall be paid on any share of common stock during any fiscal year until all of the dividends have been paid with respect to the Series A and Series A-1 preferred stock in such fiscal year.

The Series A and Series A-1 preferred stock shall be convertible into common stock of the Company as follows:

Each holder of Series A or Series A-1 preferred stock may, at any time, convert into fully-paid and nonassessable shares of common stock at the current conversion price, as applicable. Each share of Series A preferred stock shall be convertible into the number of shares of common stock that results from dividing $0.31 by the Series A conversion price in effect at the time of conversion. The Series A conversion price shall initially be the Series A original issuance price, subject to adjustment from time to time in certain instances. Each share of Series A-1 preferred stock shall be convertible into the number of shares of common stock that results from dividing $0.372 by the Series A-1 conversion price in effect at the time of conversion. The Series A-1 conversion price shall initially be the Series A-1 original issuance price, subject to adjustment from time to time in certain instances.

All preferred stock will automatically convert into common stock upon (1) the closing of an underwritten public offering of common stock under the Securities Act of 1933, as amended, with a minimum proceeds of $25,000,000 and at a per share price that is at least three times the Series A-1 original issuance price or (2) the consent of the holders of a majority of shares of Series A and Series A-1 preferred stock.

Voting - Each holder of Series A and Series A-1 preferred stock is entitled to one vote for each share of common stock into which such share of preferred stock are convertible. The Company shall not, without obtaining the approval by vote or written consent of the holders of a majority of the Series A and Series A-1 preferred stock, voting together as a single class, one vote per share, undertake any action that would amend or repeal any provision of the Company Amended and Restated Certificate of Incorporation in any manner that adversely alters or changes preferences, rights, and/or privileges of the Series A or Series A-1 preferred stock. The Company shall not, without obtaining the approval by vote or written consent of the holders of a majority of the Series A and Series A-1 preferred stock, voting together as a single class, one vote per share, undertake any action that would result in a change in control pursuant to an acquisition, merger, reorganization or other business combination; or disposition of substantially all the Company's assets.

The Board of Directors shall consist of five members. The Series A and Series A-1 preferred stock shareholders shall collectively be entitled to elect three directors; common stock shareholders shall collectively be entitled to elect one director; and Series A and Series A-1 preferred stock and common stock shareholders shall collectively be entitled to elect one director.

Redemption - The Series A and Series A-1 preferred stock is not redeemable.

Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2010 and 2009

Stock Option Plans - In 2003, the Company adopted the 2003 Option Plan (the "Plan") under which 5,300,000 shares of the Company's common stock was reserved for issuance to employees, directors, and consultants. Options granted under the Plan are generally for periods not to exceed ten years, and generally must be issued at an exercise price that is not less than 100% and 85% for incentive and non-qualified stock options, respectively, of the fair market value of the common stock on the date of grant as determined by the Board of Directors. Incentive stock options granted to stockholders who own greater than 10% of the outstanding stock are for periods not to exceed four years, and must be issued at prices not less than 110% of the fair market value of the stock on the date of grant.

Stock options granted under the Plan generally vest over four-year periods, with a vesting rate of 25% for the first year from the vesting commencement date, and the balance vesting monthly in equal installments over the remaining thirty-six month period.

In 2005, the Company reserved an additional 4,207,478 shares of the Company's common stock for issuance under the Plan. This brings the total to 9,507,478 shares of the Company's common stock that is reserved and authorized for issuance to employees, directors, and consultants.

In 2008, the Company has subsequently reserved an additional 1,100,000 shares of the Company's common stock for issuance under the Plan. This brings the total to 10,607,478 shares of the Company's common stock that is reserved and authorized for issuance to employees, directors, and consultants.

In 2010, the Company has reserved an additional 5,100,000 shares of the Company's common stock for issuance under the Plan. This brings the total to 15,707,478 shares of the Company's common stock that is reserved and authorized for issuance to employees, directors, and consultants.

A summary of stock option transactions is as follows:

	Shares Available For Grant	Number Of Options Outstanding	Weighted Average Exercise Price
Balances at January 1, 2009	854,717	5,477,360	$0.07
Granted	(432,500)	432,500	$0.08
Exercised	---	(855,000)	$0.05
Forfeited	1,044,583	(1,044,583)	$0.08
Balances at December 31, 2009	1,466,800	4,010,277	$0.07
Additional options authorized	5,100,000	---	$ ---
Granted	(6,597,974)	6,597,974	$0.08
Exercised	---	(7,916)	$0.08
Forfeited	92,084	(92,084)	$0.08
Balances at December 31, 2010	60,910	10,508,251	$0.08

Notes to the Financial Statements
For the Years Ended December 31, 2010 and 2009

The following table summarizes information concerning outstanding options as of December 31, 2010:

	Shares	Weighted Average Exercise Price	Average Remaining Contractual Term (in Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2010	10,508,251	$0.08	8.32	$14,033
Vested and expected to vest at December 31, 2010	7,959,764	$0.08	8.06	$14,033
Exercisable at December 31, 2010	2,893,589	$0.07	6.37	$14,033

The following is additional information for the years ended December 31, 2010 and 2009:

	2010	**2009**
Weighted-average grant date fair value of stock options granted	$0.02	$ 0.03
Aggregate intrinsic value of stock options exercised	$250	$5,350
Weighted-average grant date fair value of stock options forfeited	$0.02	$ 0.02
Weighted-average remaining amortization period in years	2.27	1.53

The aggregate intrinsic value represents the total pre-tax intrinsic value, based on the Company's assessed stock price of $0.07 per share as of December 31, 2010, which would have been received by the option holders had all option holders exercised their options on December 31, 2010. These values are subject to change based on the fair market value of the Company's stock.

The Company did not realize any tax benefits from tax deductions of share-based payment arrangements during the years ended December 31, 2010 and 2009.

Warrants - In 2008, the Company in accordance with the Series A-1 Preferred Stock Purchase Agreement sold 5,212,972 shares of Series A-1 preferred stock and issued warrants to purchase up to 1,303,243 shares of Series A-1 preferred stock.

In 2010, the Company in accordance with the Series A-1 Preferred Stock Purchase Agreement sold 5,096,366 shares of Series A-1 preferred stock and issued warrants to purchase up to 1,274,092 shares of Series A-1 preferred stock.

A summary of outstanding warrants is as follows:

Securities into which warrants are convertible	Shares	Exercise Price	Expiration Date
Series A-1 preferred stock	1,303,243	$0.372	June 2013
Series A-1 preferred stock	1,274,092	$0.372	February 2015
Total	2,577,335		

6. Income Taxes

Due to the Company's accumulated deficit, there was no provision for federal or state income taxes for the years ended December 31, 2010 and 2009.

The components of the deferred tax assets as of December 31, 2010 and 2009 are as follows:

	2010	2009
Deferred tax assets:		
Net operating loss carry-forwards	$ 19,280,206	$ 19,024,271
Credit carry-forwards	726,108	735,242
Depreciation and amortization	8,948	9,583
Accruals and reserves recognized in different periods	320,171	320,734
Total deferred tax assets	20,335,433	20,089,830
Valuation allowance	(20,335,433)	(20,089,830)
Net deferred tax assets	$ ---	$ ---

Based on the available objective evidence, management believes it is more likely than not that the net deferred tax assets will not be fully realizable. Accordingly, the Company has provided a full valuation allowance against its net deferred tax assets.

Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2010 and 2009

There are no prior or current year tax returns under audit by tax authorities, and management is not aware of any impending audits.

At December 31, 2010, the Company has federal and state operating loss carry-forwards of approximately $48,500,000 and $47,900,000. The federal net operating loss carry-forwards, if not utilized, will expire in various amounts through 2030 and the state net operating loss carry-forwards, if not utilized, will expire in various amounts through 2020.

At December 31, 2010, the Company has federal and state research and development credit carry-forwards of approximately $350,000 and $375,000. The federal research and development credit carry-forwards, if not utilized, will expire in various amounts through 2021. The state research and development credit carry-forwards do not expire.

All years since the Company's inception are subject to regular examination of their income tax returns and other tax-related filings by the Internal Revenue Service and state tax authorities.

The Tax Reform Act of 1986 limits the use of net operating loss and tax credit carry-forwards in certain situations where changes occur in the stock ownership of a company. In the event the Company has had a change in ownership, utilization of the carry-forwards could be restricted.

7. **Capital Leases**

During the years ended December 31, 2010 and 2009, the Company entered into various sale-leaseback arrangements. Under the arrangement, the Company sold certain computer hardware and software and leased it back for a period of three years. The leaseback has been accounted for as a capital lease. No gain was realized on this transaction.

The following is a schedule by years of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of December 31, 2010:

Year ended December 31:	
2011	$ 177,082
2012	136,913
2013	44,498
Total minimum lease payments	358,493
Less: amounts representing interest	(32,667)
Present value of future minimum lease payments	325,826
Less: current portion	(155,238)
Capital lease obligations, less current portion	$ 170,588

CONTACTUAL, INC. AND SUBSIDIARY

Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2010 and 2009

Interest expense on capital lease obligations was $29,387 and $34,870 for the years ended December 31, 2010 and 2009.

8.   **Commitments and Contingencies**

The Company leases office space under a noncancelable operating lease which expires in November 2010. Future minimum payments under the noncancelable lease are as follows:

Year ended December 31:	
2011	$237,917
2012	178,438
Total	$416,355

Rent expense was $153,437 and $107,329 for the years ended December 31, 2010 and 2009.

9.   **Cash Flow Information**

Cash paid during the years ended December 31, 2010 and 2009 is as follows:

	2010	**2009**
Interest	$29,387	$34,870
Income taxes	$ ---	$ ---

Supplemental disclosure of non-cash investing and financing activities for the years ended December 31, 2010 and 2009 is as follows:

	2010	**2009**
Purchase of property and equipment with capital lease	$279,327	$71,158

10.   **Subsequent Event**

The Company's management has evaluated its subsequent events through August 16, 2011, the date on which the consolidated financial statements were available to be issued, and identified no subsequent events.

SUPPLEMENTAL INFORMATION

CONTACTUAL, INC. AND SUBSIDIARY

Schedule I - Operating Expenses
For the Years Ended December 31, 2010 and 2009

	2010	**2009**
Salaries	$3,566,486	$2,325,769
Advertising and marketing	596,840	645,041
Consulting	554,573	306,379
Depreciation and amortization of property and equipment and service contacts	439,974	511,089
Insurance	397,815	271,671
Legal and accounting	283,144	174,578
Payroll taxes	284,965	232,339
Travel	226,693	196,649
Facilities	160,393	109,500
Telephone	123,705	96,625
Recruiting	110,097	21,121
Vacation	90,347	75,910
Office	97,890	97,461
Bank charges	69,772	73,965
Bad debts	62,426	31,205
Meals and entertainment	58,635	35,411
Computer hardware and software	57,426	27,810
Taxes and licenses	9,944	31,217
Miscellaneous	7,821	41,027
Payroll service fee	6,150	9,949
Postage and shipping	3,317	2,950
Web site	306	1,063
Total operating expenses	$7,208,719	$5,318,729